SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K


(Mark One)

   ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the fiscal years ended DECEMBER 31, 1997 AND 1996

                                                      - OR -

   (   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the transition period from _______ to ________ Commission file number _________________.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         WORLD AIRWAYS, INC. EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

         (Formerly WORLDCORP, INC. EMPLOYEE SAVINGS AND STOCK OWNERSHIP
         PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

         WORLD AIRWAYS, INC.
         13873 PARK CENTER ROAD
         SUITE 490
         HERNDON, VA  20171

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Deferred Stock Purchase Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WORLD AIRWAYS, INC. EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN



Date:    July 15, 1998

By:      /S/ JAMES D. DOUGLAS
         James D. Douglas
         Chief Financial Officer

                               WORLD AIRWAYS, INC.
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1997 AND 1996
                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                               WORLD AIRWAYS, INC.
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




                                                                           PAGE

Independent Auditors' Report..................................................


Financial Statements:

         Statements of Net Assets Available for Plan Benefits -
                  December 31, 1997 and 1996..................................

         Statements of Changes in Net Assets Available for Plan Benefits -
                  For the Years Ended December 31, 1997 and 1996..............

         Notes to Financial Statements........................................

         Schedule of Assets Held for Investment Purposes -
                  As of December 31, 1997.....................................

         Schedule of Reportable Transactions -
                  For the year ended December 31, 1997........................

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee and Participants
World Airways, Inc. Employee Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the World Airways, Inc. Employee Savings and Stock Ownership Plan (the Plan), (formerly the WorldCorp, Inc. Employee Savings and Stock Ownership
Plan), as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes as of December 31, 1997 (Schedule I) and reportable transactions for the year ended December 31, 1997 (Schedule II), are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules, as of and for the year ended December 31, 1997, are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




July 10, 1998

                               WORLD AIRWAYS, INC.
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                      DECEMBER 31, 1997
                                  --------------------------------------------------------------------------------------
                                   WORLD AIRWAYS STOCK FUND         WORLDCORP STOCK FUND         OTHER
                                  ALLOCATED     UNALLOCATED      ALLOCATED     UNALLOCATED    INVESTMENTS        TOTAL
                                  ---------     -----------      ---------     -----------    -----------      ---------
ASSETS

Cash                              $   58,592      $      --      $      --       $  45,873     $       --     $  104,465
Investments (aggregate cost
   $5,352,003 in 1997)               809,629        392,363        374,431              --      3,156,934      4,733,357
Loans receivable                          --             --             --              --        288,923        288,923
Due from World Airways Stock
   Fund - Allocated                       --          6,138             --              --             --          6,138
Due from World Airways, Inc.              --             26             --              --             --             26
Contributions receivable:
   Employer                           39,606             --             --              --             --         39,606
   Participants                           --             --             --              --            741            741
Interfund receivable                      --             --             --          92,252         10,129        102,381
Other receivables                         --             --             --              --          3,075          3,075
                                    --------        -------        -------         -------      ---------      ---------
     Total assets                    907,827        398,527        374,431         138,125      3,459,802      5,278,712
                                    --------        -------        -------         -------      ---------      ---------

LIABILITIES

Margin loan                               --        231,324             --              --             --        231,324
Interest payable                          --          2,966             --              --             --          2,966
Due to World Airways  Stock
   Fund - Unallocated                  6,138             --             --              --             --          6,138
Due to participants                       --          3,098             --              --             --          3,098
Due to Trustee                            --          3,075             --              --             --          3,075
Due to WorldCorp, Inc.                    --             --             --         137,421             --        137,421
Interfund payable                     92,252             --             --              --         10,129        102,381
Other payables                            --             --             --             704          1,065          1,769
                                    --------        -------        -------         -------      ---------      ---------
     Total liabilities                98,390        240,463             --         138,125         11,194        488,172
                                    --------        -------        -------         -------      ---------      ---------

Net assets available for
   plan benefits                  $  809,437      $ 158,064      $ 374,431       $      --    $ 3,448,608    $ 4,790,540
                                    ========        =======        =======        ========      =========      =========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               WORLD AIRWAYS, INC.
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996
                                   (CONTINUED)

                                                                      DECEMBER 31, 1996
                                   -------------------------------------------------------------------------------------
                                    WORLD AIRWAYS STOCK FUND        WORLDCORP STOCK FUND         OTHER
                                   ALLOCATED     UNALLOCATED      ALLOCATED     UNALLOCATED    INVESTMENTS      TOTAL
                                   ---------     -----------      ---------     -----------    -----------   -----------
ASSETS

Cash                               $  49,957    $        --   $     64,056      $  136,486    $        --    $   250,499
Investments (aggregate cost
   $5,335,147 in 1996)               180,552      1,285,832      2,005,247          64,056      2,509,809      6,045,496
Loans receivable                          --             --             --              --        304,373        304,373
Interest receivable                       --             --             --              --          1,537          1,537
Due from World Airways Stock
   Fund - Unallocated                 39,215             --             --              --             --         39,215
Contributions receivable:
   Employer                           27,707             --             --           1,520             --         29,227
   Participants                           --             --             --              --         40,333         40,333
Interfund receivable                      --             --             --          16,616         44,437         61,053
Other receivable                          --             --             --              --             80             80
                                   ---------      ---------      ---------      ----------      ---------      ---------
                                     297,431      1,285,832      2,069,303         218,678      2,900,569      6,771,813
                                   ---------      ---------      ---------      ----------      ---------      ---------

LIABILITIES

Margin loan                               --        641,324             --          55,400             --        696,724
Interest payable                          --          9,897             --           2,185             --         12,082
Due to World Airways  Stock
   Fund - Allocated                       --         39,215             --              --             --         39,215
Due to WorldCorp, Inc.                    --             --             --         138,500             --        138,500
Interfund payable                     16,616             --             --          21,418         23,019         61,053
Other payable                             --             --             --           1,175            561          1,736
                                   ---------     ----------     ----------       ---------     ----------     ----------
                                      16,616        690,436             --         218,678         23,580        949,310
                                   ---------     ----------     ----------       ---------     ----------      ---------

Net assets available for
   plan benefits                  $  280,815     $  595,396     $2,069,303     $        --     $2,876,989     $5,822,503
                                   =========      =========      =========       =========      =========      =========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               WORLD AIRWAYS, INC.
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                YEAR ENDED DECEMBER 31, 1997
                                    ----------------------------------------------------------------------------------------
                                      WORLD AIRWAYS STOCK FUND         WORLDCORP STOCK FUND         OTHER
                                    ALLOCATED       UNALLOCATED      ALLOCATED     UNALLOCATED    INVESTMENTS       TOTAL
                                    ---------       -----------      ---------     -----------    -----------   ------------
Additions:
   Investment income:
     Net realized/unrealized
       appreciation (depreciation)
       in fair value of
       investments                $ (136,123)        $ (84,935)   $(1,498,385)       $      --      $ 356,144   $(1,363,299)
     Interest income                       --                --             --              --        102,134        102,134
   Company contributions                   --           270,919             --              --             --        270,919
   Participants' contributions             --           132,511             --              --        379,684        512,195
   Rollovers from other plans              --                --             --              --        137,306        137,306
   Allocation of common shares
     at market value (note 3)         708,272                --             --              --             --        708,272
                                    ---------          --------    ------------      ---------       --------       --------

   Total additions                    572,149           318,495    (1,498,385)              --        975,268        367,527
                                    ---------          --------    -----------       ---------       --------       --------


Deductions:
   Interest expense                       --             47,555             --              --             --         47,555
   Contract discontinuance fee            --                 --             --              --         34,075         34,075
   Allocation of common shares
     at market value                       --           708,272             --              --             --        708,272
   Distributions to participants       43,527                --        196,487              --        369,574        609,588
                                    ---------          --------     ----------        --------       --------      ---------

   Total deductions                    43,527           755,827        196,487              --        403,649      1,399,490
                                    ---------          --------     ----------        --------       --------      ---------

   Net increase (decrease) in
     net assets available for
     plan benefits                    528,622         (437,332)    (1,694,872)              --        571,619    (1,031,963)
                                    ---------         ---------    -----------        --------       --------    -----------


Net assets available for
   plan benefits:

   Beginning of year                  280,815           595,396      2,069,303              --      2,876,989      5,822,503
                                    ---------          --------      ---------        --------      ---------      ---------
   End of year                      $ 809,437         $ 158,064     $  374,431 $            --    $ 3,448,608    $ 4,790,540
                                     ========          ========      =========        ========      =========      =========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               WORLD AIRWAYS, INC.
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (CONTINUED)


                                                                        YEAR ENDED DECEMBER 31, 1996
                                     ------------------------------------------------------------------------------------------
                                         WORLD AIRWAYS STOCK FUND          WORLDCORP STOCK FUND         OTHER
                                       ALLOCATED       UNALLOCATED      ALLOCATED     UNALLOCATED    INVESTMENTS       TOTAL
                                     -----------       -----------   ------------     -----------    -----------    -----------
Additions:
   Investment income:
     Net realized/unrealized
       appreciation (depreciation)
       in fair value of
       investments                    $    (827)        $  735,887   $(2,296,113)    $(1,305,381)     $  143,479   $(2,722,955)
     Interest income                          --                --             --              --         93,296         93,296
   Company contributions                      --           130,832             --         224,646             --        355,478
   Participants' contributions                --            25,996             --         150,325        353,048        529,369
   Rollovers from other plans                 --                --             --              --        235,978        235,978
   Allocation of common shares
     at market value                     281,642                --        605,110              --             --        886,752
                                       ---------         ---------    -----------      ----------      ---------      ---------

   Total additions                       280,815           892,715    (1,691,003)       (930,410)        825,801      (622,082)
                                       ---------         ---------    -----------      ----------      ---------      ---------
Deductions:
   Interest expense                           --            15,634             --          67,144             --         82,778
   Other expenses                             --                43             --              61             --            104
   Allocation of common shares
     at market value                          --           281,642             --         605,110             --        886,752
   Distributions to participants              --             --           122,282              87        126,325        248,694
                                       ---------         ---------    -----------     -----------      ---------      ---------

   Total deductions                           --           297,319        122,282         672,402        126,325      1,218,328
                                       ---------         ---------    -----------     -----------      ---------      ---------
   Net increase (decrease) in
     net assets available for
     plan benefits                       280,815           595,396    (1,813,285)     (1,602,812)        699,476    (1,840,410)
                                        --------         ---------    -----------     -----------      ---------    -----------

Net  assets available for plan benefits:
   Beginning of year                          --                --      3,882,588       1,602,812      2,177,513      7,662,913
                                        --------         ---------      ---------       ---------     ----------      ---------
   End of year                         $ 280,815        $  595,396   $  2,069,303    $         --   $  2,876,989    $ 5,822,503
                                        ========          ========     ==========       =========      =========      =========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               WORLD AIRWAYS, INC.
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1.    DESCRIPTION

      The following brief description of the World Airways, Inc. Employee Savings and Stock Ownership Plan (the "Plan" or "ESSOP"), formerly the WorldCorp, Inc. Employee Savings and Stock Ownership Plan (the "WorldCorp Plan"), as amended, is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description. Interested parties should refer to the 10-K filings registered with the SEC for a description of World Airways' and WorldCorp's operations.

      (a)  GENERAL

           Effective February 2, 1989, WorldCorp, Inc. ("WorldCorp") adopted the WorldCorp Plan for the benefit of eligible employees. Effective October 1, 1996, the Board of Directors of World Airways, Inc. ("World Airways" or the "Company") adopted an Employee Savings and Stock Ownership Plan. The ESSOP is an amendment and continuation of the WorldCorp Plan. As a result of various business developments, the vast majority of the participants in the WorldCorp Plan were World Airways employees. For that reason, WorldCorp and World Airways agreed that World Airways should assume WorldCorp's obligation under the WorldCorp Plan. In connection with that action, the Trustees exchanged 182,832 unallocated shares of WorldCorp common stock held by the WorldCorp Plan for 180,478 shares of World Airways common stock.

           The WorldCorp Plan is designed as a stock bonus plan which qualifies for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and as an employee stock ownership plan under Section 4975 (e)(7) of the Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan includes a "cash or deferred arrangement" under Section 401(k) of the Code. The purpose of the Plan is to provide participating employees with an interest in the ownership of common stock, to encourage them to save funds on a tax-favored basis and to provide them with the opportunity to accumulate capital for their future economic security.

           The WorldCorp Plan originally purchased WorldCorp common shares using the proceeds from a borrowing (see Note 3) guaranteed by WorldCorp. The borrowing is repaid through Company and participant contributions to the Plan. As the Plan makes each payment of principal, an appropriate number of shares of stock are allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

           Beginning October 1, 1996, the borrowing became collateralized by the exchanged shares of World Airways stock. The shares of WorldCorp common stock collateralizing the borrowing were released and World Airways became the guarantor of the borrowing. The lender has no rights against shares once they are allocated under the ESSOP. Accordingly, the financial statements of the ESSOP for the years 1997 and 1996 present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (allocated) and stock not yet allocated to employees (unallocated).

           Effective October 31, 1997, the Trustee of the Plan was changed from CIGNA to Prudential. Accordingly, the balance in the Other Investments (as hereinafter defined) was transferred from CIGNA to Prudential, and all subsequent contributions made to the Other Investment funds were invested in the eight Prudential funds, which consist of the Prudential Government Securities Trust Money Market Fund, the Prudential Small Company Value Class A Fund, the Prudential Equity Income Class A Fund, the Putnam International Growth Class A Fund, the George Putnam Fund of Boston A, the Prudential Stock Index A Fund, the Kemper Horizon 20+ Class A Fund and the PIMCo Total Return Class A Fund.

           The ESSOP is an individual account plan under which a participant's benefits are based on the amounts deferred by the participant into the ESSOP as well as the matching and discretionary contributions made by World Airways. Any expenses, gains and losses which are allocable to such accounts increase or reduce the individual account balances.

      (b)  ELIGIBILITY

           All employees of World Airways, Inc. not covered by collective bargaining agreements, as well as certain employees of WorldCorp, Inc. and WorldCorp Investments, Inc., are eligible to participate beginning on the January 1st, April 1st, July 1st, or October 1st coinciding with or next following the date they attain age 21 and complete at least six months of service (in which they are credited with at least 500 hours of service). Employees whose terms of service are covered by collective bargaining agreements or whose terms of service are to be negotiated by a collective bargaining agent are not eligible to participate unless the terms of such collective bargaining agreements specifically provide for participation in the ESSOP.

      (c)  CONTRIBUTIONS

           Each year, participants may contribute from 1% to 10% of pre-tax annual compensation, as defined in the ESSOP (Salary Deferral Contributions).

           World Airways contributes to the World Airways Stock Fund (and through October 1, 1996 WorldCorp contributed to the WorldCorp Stock
           Fund) at least 50% of a participant's contributions to that fund and 33% of a participant's contributions to other investment funds (Matching Contributions). Additional discretionary contributions may be made at the option of the World Airways' Board of Directors (Discretionary Contributions).

           Participant contributions may be used to acquire shares of World Airways' common stock or may be invested among other investments established by the Board of Trustees (see note 4). Matching and discretionary Contributions are invested exclusively in the World Airways Stock Fund as of October 1, 1996 and in the WorldCorp Stock Fund prior to that date.

      (d)  VESTING

           A participant's interest in his Salary Deferral Contributions and actual earnings thereon is 100% vested at all times.

           A participant's interest in his Matching Contributions and Discretionary Contributions is 100% vested in the case of his disability, death or retirement (attainment of age 65). In the event of termination of employment for any other reason, vested interest in such amounts is determined under a graduated four-year vesting schedule based on years of service: 25% vested after one year; 50% vested after two years; 75% vested after three years; and 100% vested after four years. Any nonvested amounts will be forfeited and reallocated to remaining participants' accounts in proportion to their relative compensation. For the years ended December 31, 1997 and 1996, participants forfeited $12,673 and $23,522, respectively, of WorldCorp common stock. For the years ended December 31, 1997 and 1996, participants forfeited $15,189 and $2,223, respectively, of World Airways common stock.

      (e)  ALLOCATION OF DISCRETIONARY CONTRIBUTIONS AND FORFEITURES

           Discretionary contributions and forfeitures are allocated to active participants based upon the ratio of the individual participant's compensation, as defined in the ESSOP, to the sum of all participants' total compensation, as defined in the ESSOP.

      (f) ALLOCATION OF INCOME AND REALIZED AND UNREALIZED GAINS AND LOSSES ON INVESTMENTS

           Investment income and realized and unrealized gains and losses on investments are allocated to each participant based upon the participant's account balance in proportion to all participants' account balances.

      (g)  DISTRIBUTIONS

           After termination of employment, the value of a participant's vested interest in his accounts will be distributed at the time requested by the participant, and in the manner determined by the Benefits Committee.

      (h)  PARTICIPANT LOANS

           A participant who is an employee may request a loan from the portion of his accounts invested in the Other Investments (see Note 4), in an amount not to exceed the lesser of (1) $50,000, (2) 50% of the vested balance of his accounts, or (3) the vested portion of his accounts invested in the Other Investments. The minimum amount of a participant loan is $1,000. Only one loan may be outstanding at any time.

      (i)  ADMINISTRATIVE EXPENSES

           Certain administrative costs of the ESSOP are paid by World Airways.

      (j)  PLAN TERMINATION

           Although it has not expressed any intent to do so, World Airways has the right under the ESSOP to discontinue its contributions at any time and to terminate the ESSOP subject to the provisions of ERISA. In the event of ESSOP termination, participants will become 100 percent vested in their accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)  BASIS OF PRESENTATION

           The financial statements of the ESSOP are prepared under the accrual method of accounting.

      (b)  INVESTMENTS

           Investments in WorldCorp, Inc. stock and World Airways, Inc. stock are stated at fair value as determined by quoted market value as of the last business day of the plan year. Investments in all funds other than the CIGNA Guaranteed Long-Term Fund are stated at fair value as determined by quoted market rates. The CIGNA Guaranteed Long-Term Fund, a group annuity contract, is carried at contract value (which approximates fair value), as determined by the Trustee (see Note 4).

           Investment transactions are reported on a trade date basis. Realized gains and losses are reported on the average cost method.

      (c)  DISCRETIONARY CONTRIBUTIONS

           Discretionary contributions from World Airways are made in an amount necessary to pay principal and interest due on the ESSOP loan (see note 3) to the extent that employee and employer contributions are insufficient to make such payments.

      (d)  PAYMENT OF BENEFITS

           Benefits are recorded when paid.

      (e)  USE OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    MARGIN LOAN

      The Plan entered into a margin loan by agreement dated January 10, 1995 from Scott & Stringfellow Investment Corporation (the "S&S Loan"). The S&S Loan was collateralized by the unallocated shares of WorldCorp common stock. Effective October 1, 1996, the unallocated shares of WorldCorp common stock collateralizing the loan were exchanged for shares of World Airways common stock. The S&S Loan is a non-recourse loan and as such the only assets of the ESSOP subject to the loan are the unallocated shares. Under the terms of the S&S Loan, S&S will release the pledged shares as they become allocated. To the extent such release of pledged shares violates the margin requirements of the S&S Loan, World Airways is required to provide collateral or make a contribution adequate to meet such margin requirements or cure any resulting default. World Airways has agreed to act as guarantor of the S&S Loan, has agreed to make loans or contributions to the ESSOP as necessary, and has agreed for the benefit of S&S to maintain the effectiveness of any registration statement with respect to the pledged shares. The S&S Loan was paid in full on May 28, 1998.

4.    INVESTMENTS

      The ESSOP includes the investment funds described below as of December 31, 1997. The CIGNA Guaranteed Long-Term Fund, the CIGNA Stock Market Index Fund, the Fidelity Advisor Growth Opportunities Fund and the Fidelity Advisor Income and Growth Fund were terminated as of October 31, 1997.

      (a)  WORLDCORP STOCK FUND

           The WorldCorp Stock Fund, which invested exclusively in WorldCorp, Inc. common stock, was closed as an investment option as of September 30, 1996. The ESSOP continues to hold the shares of WorldCorp common stock that were allocated to the participants' accounts. No additional shares of WorldCorp common stock will be allocated under the ESSOP on or after that date. The purchase price for the nine months ending September 30, 1996 was adjusted monthly and ranged from $4.74 to $5.22. For the nine months ending September 30, 1996, WorldCorp provided a 100% matching stock contribution for every $1.00 invested in WorldCorp common stock and a 331/3% matching stock contribution for funds invested in Other Investments. The ESSOP held 374,431 and 447,417 shares of WorldCorp common stock with a $1.00 and $4.625 quoted fair market value per share at December 31, 1997 and 1996, respectively. As of June 30, 1998, the quoted price of the stock was $0.313 per share, resulting in an unrealized loss since December 31, 1997 of $257,421 in the market value of the shares held as of December 31, 1997.

      (b)  WORLD AIRWAYS STOCK FUND

           The World Airways' Stock Fund was established October 1, 1996 and the remaining unallocated shares in the WorldCorp Stock Fund were exchanged for 180,478 shares of World Airways common stock. Employees may purchase World Airways stock through salary deferral contributions. The purchase price for the year ended December 31, 1997 was adjusted monthly and ranged from $4.31 to $4.80. The purchase price for the three months ended December 31, 1996 was adjusted monthly and ranged from $4.72 to $4.89. World Airways provided a 100% matching stock contribution for every $1.00 invested in World Airways stock and a 331/3% matching stock contribution for funds invested in Other Investments. World Airways also made a special contribution of $50,000 to the ESSOP in 1996. The ESSOP held 174,835 and 180,478 shares of World Airways common stock with a $6.875 and $8.125 quoted price per share at December 31, 1997 and 1996, respectively. As of June 30, 1998, the quoted price of the stock was $3.875 per share, resulting in an unrealized loss since December 31, 1997 of $524,505 in the market value of shares held as of December 31, 1997. There were 48 and 60 participants contributing to this fund at December 31, 1997 and 1996, respectively.

      (c)  CIGNA GUARANTEED LONG-TERM FUND

           The Guaranteed Long-Term Fund, a group annuity contract, invested (through CIGNA) in long-term, fixed income securities, such as corporate bonds and commercial mortgages. There were 61 participants contributing to this fund at December 31, 1996.

           Crediting interest rates are determined at least annually and are based on returns on new investments, as well as the returns on past investments still held by the fund. The average yield was 6.35% and 5.5% for the years ending December 31, 1997 and 1996, respectively. The crediting interest rate was 5.65% and 5.5% at December 31, 1997 and 1996, respectively.

      (d)  CIGNA STOCK MARKET INDEX FUND

           The Stock Market Index Fund, a pooled separate account (SA-B), invested (through CIGNA) in a broadly diversified fund of 500 stocks and futures designed to achieve results closely aligned to stock market performance. There were 39 participants contributing to this fund at December 31, 1996.

      (e)  FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

           The Growth Opportunities Fund, a pooled separate account (SA-55A), invests (through CIGNA) in shares of the Fidelity Advisor Growth Opportunities Fund. This fund invests in common stock and convertible securities of companies which are believed to have long-term growth potential. There were 62 participants contributing to this fund at December 31, 1996.

      (f)  FIDELITY BALANCED FUND

           The Fidelity Balanced Fund, a pooled separate account (SA-55B), invested (through CIGNA) in shares of the Fidelity Balanced Fund. This fund invested in fixed-income securities and in equity securities which pay a combination of dividends and capital gains. Prior to 1997, the fund was named the Income and Growth Fund (SA-35B). There were 43 participants contributing to this fund at December 31, 1996.

      (g)  PRUDENTIAL GOVERNMENT SECURITIES TRUST MONEY MARKET FUND

           The Government Securities Trust Money Market invests (through Prudential) in United States Government securities and purchases only securities with remaining maturities of 13 months or less and limits the dollar-weighted average maturity of its portfolio to 90 days or less. There were 44 participants contributing to this fund at December 31, 1997.

      (h)  PRUDENTIAL SMALL COMPANY VALUE CLASS A FUND

           The Small Company Fund - Class A seeks capital growth and invests (through Prudential) primarily in common stocks selected for their potential for high return on equity, increasing earnings, increasing or expected dividends, and low P/E ratio. The fund typically invests in firms that have market values under $1 billion. There were 72 participants contributing to this fund at December 31, 1997

      (i)  PRUDENTIAL EQUITY INCOME CLASS A FUND

           The Equity-Income Fund - Class A seeks both current income and capital appreciation and invests (through Prudential) at least 65% of assets in common stocks and convertible securities that provide income returns higher than those of the S&P 500 or the NYSE Composite index. There were 48 participants contributing to this fund at December 31, 1997.

      (j)  PUTNAM INTERNATIONAL GROWTH CLASS A FUND

           The International Growth Fund - Class A seeks capital appreciation and invests (through Prudential) 65% of their assets in equity securities of companies located outside North America. The fund may invest in both developed and emerging markets. There were 59 participants contributing to this fund at December 31, 1997.

      (k)  GEORGE PUTNAM FUND OF BOSTON A

           The fund of Boston - Class A seeks capital appreciation and current income and invests (through Prudential) in any type of security. The fund ordinarily invests no more than 75% of assets in common stocks and convertibles. There were 49 participants contributing to this fund at December 31, 1997.

      (l)  PRUDENTIAL STOCK INDEX A FUND

           The Stock Index Fund - Class A seeks to replicate the performances of the S&P 500 index and normally invests (through Prudential) at least 80% of assets in securities listed on the S&P 500 index. There were 84 participants contributing to this fund at December 31, 1997.

      (m)  KEMPER HORIZON 20+ CLASS A FUND

           The Horizon 20+ Portfolio - Class A seeks growth of capital and invests (through Prudential) at least 80% of assets in equities; it may invest the balance in investment-grade debt. There were 25 participants contributing to this fund at December 31, 1997.

      (n)  THE PIMCO TOTAL RETURN CLASS A FUND

           The Total Return Fund - Class A seeks total return consistent with preservation of capital and invests (through Prudential) 65% of assets in debt securities and mortgage related securities. There were 18 participants contributing to this fund at December 31, 1997.

      The Other Investments may engage in limited derivative transactions, such as futures contracts and options. All derivatives are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable.

      Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                             DECEMBER 31,
                                                     ---------------------------
                                                         1997            1996
                                                     -----------       ---------
       WorldCorp Stock Fund                             374,431        2,069,303
       World Airways Stock Fund                       1,201,992        1,466,384
       CIGNA Guaranteed Long-Term Fund                       --        1,369,830
       Fidelity Advisor Growth Opportunities Fund            --          595,619
       Fidelity Advisor Income and Growth Fund               --          343,821
       Prudential Government Securities Trust
             Money Market                             3,095,139               --

      The following tables present the assets, liabilities and changes in net assets of each of the Other Investments as of and for the years ended December 31, 1997 and 1996.

                     Prudential
                     Government    Prudential  Prudential  Prudential
                     Securities       Small       Equity      Int'l    George                   Kemper        The PIMCo
                        Trust       Company      Income      Growth    Putnam     Prudential   Horizon 20+   Total Return
                    Money Market   Value Class   Class A     Class A  Fund of    Stock Index    Class A        Class A
                       Fund          A Fund       Fund        Fund    Boston A      A Fund       Fund           Fund        Total
                    ------------   ----------  ---------   --------   --------    --------   ---------       ---------   ----------
DECEMBER 31, 1997

Assets
------------

Investments          $ 3,095,138   $ 9,590      $ 6,008      $ 5,332   $12,947      $22,341      $ 2,847      $ 2,731     $3,156,934

Loans recievable        288,923        --           --           --        --           --           --           --        288,923

Participants
  contributions
  receivable                741        --           --           --        --           --           --           --            741

Interfund receivable     10,129        --           --           --        --           --           --           --         10,129

Other receivables         3,075        --           --           --        --           --           --            --          3,075
                     ----------    ------       ------       ------    ------       ------       ------        ------     ----------
                      3,398,006     9,590        6,008        5,332    12,947       22,341        2,847         2,731      3,459,802
                     ----------    ------       ------       ------    ------       ------       ------        ------     ----------
Liabilities
-----------

Interfund payable           227     1,437        1,129          393      1,256        4,778         231           678        10,129

Other payables            1,065        --           --           --         --           --          --            --         1,065
                      ---------    ------       ------       ------     ------       ------      ------        ------     ---------
                          1,292     1,437        1,129          393      1,256        4,778         231           678        11,194
                      ---------    ------       ------       ------     ------       ------      ------        ------     ---------

Other Investments    $3,396,714   $ 8,153       $4,879      $ 4,939   $ 11,691     $ 17,563     $ 2,616       $ 2,053    $3,448,608
                     ==========    ======       ======       ======    =======       ======      ======        ======     =========

                                                                Fidelity                      Prudential
                                   CIGNA                        Advisor                       Government      Prudential
                                 Guaranteed    CIGNA Stock       Growth                       Securities     Small Company
                                  Long-Term    Market Index   Opportunities     Fidelity     Trust Money     Value Class A
                                    Fund           Fund            Fund      Balanced Fund      Market           Fund
                                  ---------     -----------      ---------   -------------    -----------      ---------
YEAR ENDED DECEMBER 31, 1997

Investment income:
  Net realized/unrealized
   appreciation (depreciation)
   in fair value of investment            --         87,352        179,003          82,732          5,871            182
  Interest income                    102,134             --             --              --             --             --

Participant's contributions           94,994         68,918         89,203          62,893         12,968          7,971

Rollover from other plans             15,903         69,141         39,779          12,483             --             --
                                  ----------      ---------      ---------        --------      ---------      ---------
Total additions                      213,031        225,411        307,985         158,108         18,839          8,153
                                  ----------      ---------      ---------        --------      ---------      ---------
Distributions to participants       (256,315)      (52,833)       (31,763)        (28,663)             --             --

Contract discontinuance fee          (34,075)            --             --              --             --             --

Transfers                         (1,639,002)     (378,532)      (889,901)        (470,440)     3,377,875             --
                                  ----------      ---------      ---------         -------      ---------      ---------
Total deductions                  (1,929,392)     (431,365)      (921,664)        (499,103)     3,377,875             --

Net increase (decrease)
   in Other Investments          (1,716,361)      (205,954)     (613,679)        (340,995)      3,396,714          8,153
                                  ----------      ---------      ---------        ---------     ---------      ---------
Other Investments:
   Beginning of year               1,716,361        205,954        613,679         340,995             --             --
                                   ---------      ---------      ---------         -------       --------       --------
   End of year                            --             --             --              --      3,396,714          8,153
                                   =========      =========      =========         =======       ========       ========

                                                  Putnam
                                  Prudential   International     George     Prudential         Kemper        PIMCo Total
                                Equity Income  Growth Class   Putnam Fund   Stock Index      Horizon 20+   Return Class
                                    Fund           Fund        of Boston A   A Fund         Class A Fund     A Fund        Total
                                  ---------     -----------    -----------   -------------    -----------      ---------   ---------
YEAR ENDED DECEMBER 31, 1997

Investment income:
  Net realized/unrealized
   appreciation (depreciation)
   in fair value of investment           165             72            180             580             56         (49)       356,144
  Interest income                         --             --             --              --             --           --       102,134

Participant's contributions            4,714          4,867         11,511          16,983          2,560        2,102       379,684

Rollover from other plans                 --             --             --              --             --           --       137,306
                                     -------      ---------      ---------        --------      ---------    ---------    ----------
Total additions                        4,879          4,939         11,691          17,563          2,616        2,053       975,268
                                     -------      ---------      ---------        --------      ---------    ---------    ----------
Distributions to participants             --             --             --              --             --           --     (369,574)

Contract discontinuance fee               --             --             --              --             --           --      (34,075)

Transfers                                 --             --             --              --             --           --           --
                                     -------      ---------      ---------         -------      ---------    ---------    ----------
Total deductions                          --             --             --              --             --           --     (403,649)

Net increase (decrease)
  in Other Investments                 4,879          4,939         11,691          17,563          2,616        2,053       571,619
                                     -------      ---------      ---------        ---------     ---------    ---------     ---------
Other Investments:
   Beginning of year                      --             --             --              --             --           --     2,876,989
                                     -------      ---------      ---------         -------       --------     --------     ---------
   End of year                         4,879          4,939         11,691          17,563          2,616        2,053     3,448,608
                                     =======      =========      =========         =======       ========     ========     =========

                                                                               FIDELITY          FIDELITY
                                               CIGNA           CIGNA            ADVISOR           ADVISOR
                                            GUARANTEED         STOCK            GROWTH            INCOME
                                             LONG-TERM         MARKET        OPPORTUNITIES      AND GROWTH
                                               FUND          INDEX FUND          FUND              FUND           TOTAL
                                           ------------    -------------     -------------    -------------   -------------
DECEMBER 31, 1996

ASSETS
Investments                               $   1,369,830    $     200,539    $     595,619     $    343,821     $  2,509,809

Loans receivable                                304,373               --               --               --          304,373

Interest receivable                               1,537               --               --               --            1,537

Participants contributions receivable            16,082            6,203           10,979            7,069           40,333

Interfund receivable                             25,020               15           19,402               --           44,437

Other receivables                                    80               --               --               --               80
                                              ---------       ----------       ----------        ---------        ---------
                                              1,716,922          206,757          626,000          350,890        2,900,569
                                              ---------       ----------       ----------        ---------        ---------
LIABILITIES
Interfund payable                                    --              803           12,321            9,895           23,019

Other payables                                      561               --               --                --             561
                                              ---------      -----------       ----------      -----------       ----------
                                                    561              803           12,321            9,895           23,580
                                              ---------      -----------       ----------      -----------       ----------
Other Investments                         $   1,716,361    $     205,954    $     613,679     $    340,995    $   2,876,989
                                              =========      ===========       ==========       ==========        =========

                                                                               FIDELITY          FIDELITY
                                               CIGNA           CIGNA            ADVISOR           ADVISOR
                                            GUARANTEED         STOCK            GROWTH            INCOME
                                             LONG-TERM         MARKET        OPPORTUNITIES      AND GROWTH
                                               FUND          INDEX FUND          FUND              FUND            TOTAL
                                            ---------       ----------       ------------     ------------     -----------
YEAR ENDED DECEMBER 31, 1996

Investment income:
   Net realized/unrealized
     appreciation in fair value
      of investments                         $       --      $    31,826      $    86,193      $    25,460      $   143,479

   Interest income                               93,296               --               --               --           93,296

Participants' contributions                     144,439           49,433           98,009           61,167          353,048

Rollovers from other plans                       31,958            7,487          137,831           58,702          235,978
                                              ---------        ---------        ---------        ---------        ---------

Total additions                                 269,693           88,746          322,033          145,329          825,801
                                              ---------        ---------        ---------        ---------        ---------

Distributions to participants                  (72,826)          (9,735)         (32,916)         (10,848)        (126,325)
                                              ---------       ----------        ---------        ---------        ---------

Transfers                                        38,755         (12,179)           19,820         (46,396)               --
                                              ---------        ---------        ---------        ---------        ---------

Net increase in Other Investments               235,622           66,832          308,937           88,085          699,476
                                              ---------        ---------        ---------        ---------        ---------

Other Investments:
   Beginning of year                          1,480,739          139,122          304,742          252,910        2,177,513
                                              ---------        ---------        ---------        ---------        ---------
   End of year                            $   1,716,361    $     205,954    $     613,679     $    340,995    $   2,876,989
                                              =========        =========        =========        =========        =========

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated June 10, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code, and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                       DECEMBER 31,
                                                ----------------------------
                                                   1997              1996
                                                -----------    -------------
      Net assets available for plan
           benefits - financial statements $ 4,790,540 $ 5,822,503 Amounts allocated to withdrawing
           participants                             (3,865)         (31,874)
                                                 ---------        ----------
     Net assets available for
          benefits - Form 5500                 $ 4,786,675     $   5,790,629
                                                 =========        ==========

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                                  December 31,
                                                                      1997
                                                                 -------------
      Distributions to participants -
         financial statements                                    $    609,588
      Add:  Amounts allocated to withdrawing
             participants at December 31, 1997                          3,865
      Less: Amounts allocated to withdrawing
            participants at December 31, 1996                         (31,874)
                                                                      --------
           Distributions to participants - Form 5500              $    581,579
                                                                      ========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

      7. SUBSEQUENT EVENT

      On May 28, 1998, the S&S Loan was paid in full (see Note 3). Therefore, all remaining unallocated shares of World Airways common stock in the Plan became allocated. Effective July 1, 1998, the Plan was amended and became the World Airways Employee 401(k) Savings Plan. All participants became 100% vested in the World Airways and WorldCorp Stock Funds at June 30, 1998.

                                                                     SCHEDULE I

                               WORLD AIRWAYS, INC.
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997

                                                                                                               (e)  Current
 (A)   (B)  IDENTITY OF ISSUE                                   (C) DESCRIPTION            (D)  COST                 VALUE
-----  ----------------------                                   ----------------           ------------       ------------
  *    Prudential Government Securities Trust
          Money Market                                          Money Market                $ 3,095,139         $ 3,095,139

  *    Prudential Small Company Value Class A Fund              Mutual Fund                       7,971               9,590

  *    Prudential Equity Income Class A Fund                    Mutual Fund                       4,714               6,007

  *    Putnam International Growth Class A Fund                 Mutual Fund                       4,867               5,332

  *    George Putnam Fund of Boston A                           Mutual Fund                      11,511              12,947

  *    Prudential Stock Index A Fund                            Mutual Fund                      16,983              22,341

  *    Kemper Horizon 20+ Class A Fund                          Mutual Fund                       2,560               2,847

  *    PIMCo Total Return Class A Fund                          Mutual Fund                       2,102               2,731

  *    WorldCorp Stock Fund                                     Stock Fund                    1,497,724             374,431

  *    World Airways Stock Fund                                 Stock Fund                      708,432           1,201,992

       Participant Loans Receivable                             Interest Rate: 8% - 12%         288,923             288,923
                                                                Term: Up to 10 Years

       NationsBank Cash Account                                 Cash                            104,465             104,465
                                                                                               --------            --------

                                                                                            $ 5,745,391         $ 5,126,745
                                                                                              =========           =========
* Parties-in-interest

                                                                    Schedule II
                            World Airways, Inc.
                   Employee Savings and Stock Ownership Plan
                Line 27(d) - Schedule of Reportable Transactions
                      For the year ended December 31, 1997





                                                                                                        (h) Current
                                                                                 (f) Expense               Value of
(a) Identity                                                                      Incurred                 Asset on
 of  Party                                (c) Purchase  (d) Selling   (e) Lease     With       (g) Cost  Transaction   (i) Net Gain
 Involved     (b) Description of Asset       Price          Price       Rental   Transaction   of Asset     Date          Or Loss
---------- -  ---------------------------  -----------  -----------   ---------  -----------   --------   -----------   -----------

CIGNA          Guaranteed Long-Term Fund      110,897       N/A          N/A         N/A        110,897       N/A            N/A
CIGNA          Guaranteed Long-Term Fund    1,895,317    1,895,317       N/A         N/A      1,895,317    1,895,317          --
CIGNA          Stock Market Index Fund        138,059       N/A          N/A         N/A        138,059       N/A            N/A
CIGNA          Stock Market Index Fund        431,366      431,366       N/A         N/A        431,366     431,366           --
CIGNA          Fidelity Advisor Growth
                    Opportunities Fund        128,983       N/A          N/A         N/A        128,983       N/A            N/A
CIGNA          Fidelity Advisor Growth
                    Opportunities Fund        921,664      921,664       N/A         N/A        921,664     921,664           --
CIGNA          Fidelity Balanced Fund          75,375       N/A          N/A         N/A         75,375       N/A            N/A
CIGNA          Fidelity Balanced Fund         499,103      499,103       N/A         N/A        499,103     499,103           --
Prudential      Government Securities Trust
                     Money Market Fund      3,390,844       N/A          N/A         N/A      3,390,844       N/A            N/A


N/A Not Applicable

                                                                     EXHIBIT 1



                         CONSENT OF INDEPENDENT AUDITORS



The Board of Trustees
World Airways, Inc. Employee Savings and Stock Ownership Plan:

We consent to incorporation by reference in the registration statement (No. 33-13575) on Form S-8 of World Airways, Inc. of our report dated July 10, 1998, relating to the statements of net assets available for plan benefits of the World Airways Employee Savings and Stock Ownership Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1997 annual report on Form 11-K of the World Airways, Inc. Employee Savings and Stock Ownership Plan.



                                                          KPMG PEAT MARWICK LLP

Washington, D.C.
July 15, 1998